SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                      ------------------------------------

                      FOX STRATEGIC HOUSING INCOME PARTNERS
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*:  $2,350,000                Amount of Filing Fee: $470.00
--------------------------------------------------------------------------------


* For purposes of calculating the fee only. This amount assumes the purchase of 11,750 units of limited partnership interest ("Units") of the subject partnership for $200 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  470.00
Form or Registration No.:  Schedule 14D-1
Filing Party: AIMCO Properties, L.P. and Apartment Investment and Management
  Company
Date Filed:  April 30, 1999

--------------------------------------------------------------------------------
CUSIP No.         NONE                 14D-1 AND 13D/A                Page 3


--------------------------------------------------------------------------------

1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621
--------------------------------------------------------------------------------


2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4        Sources of Funds

                                       WC
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                       N/A
--------------------------------------------------------------------------------

10.      Type of Reporting Person

                                       PN

--------------------------------------------------------------------------------

CUSIP No.         NONE                 14D-1 AND 13D/A                Page 4
--------------------------------------------------------------------------------

1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577


--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4        Sources of Funds

                                       N/A
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                           Maryland

--------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      4,132
--------------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                     15.83%
--------------------------------------------------------------------------------

10.      Type of Reporting Person

                                       CO

--------------------------------------------------------------------------------

                        AMENDMENT NO. 3 TO SCHEDULE 14D-1

         This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on April 30, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, as amended on May 5, 1999, and as further amended on May 27, 1999, and as further amended on June 14, 1999 relating to the tender offer by the Purchaser to purchase up to 11,750 outstanding units of limited partnership interest ("Units") of Fox Strategic Income Housing Partners (the "Partnership"), at a purchase price of $200 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 1999, as amended on May 5, 1999, as further amended on May 27, 1999 and as further amended on June 14, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), to extend the expiration date to July 30, 1999.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following:

         (a)(7)   Press Release dated July 1, 1999

         (a)(8)   Supplement No. 3 to Offer to Purchase dated July 1, 1999

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999

                                            AIMCO PROPERTIES, L.P.

                                            By:      AIMCO-GP, Inc.


                                            By:  Patrick J. Foye
                                                 --------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                            APARTMENT INVESTMENT AND
                                             MANAGEMENT COMPANY


                                            By:  Patrick J. Foye
                                                 --------------------
                                                     Patrick J. Foye
                                                     Executive Vice President

                                  EXHIBIT INDEX

Exhibit           Description

(a)(7)   Press Release dated July 1, 1999

(a)(8)   Supplement No. 3 to Offer to Purchase, dated July 1, 1999